UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

SCHEDULE 13G

(Amendment No. 1)*

UNDER THE SECURITIES EXCHANGE ACT OF 1934

_____________________

Parnell Pharmaceuticals Holdings Ltd

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

Q73622104

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

____________________

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

□ Rule 13d-1(b)

□ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Q73622104	13G

1		NAMES OF REPORTING PERSONS Alan R. Bell
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) □ (b) □
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,226,432
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,226,432
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,226,432
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) □
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 39.3%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

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CUSIP No.	Q73622104	13G

Item 1(a)	Name of Issuer:

Parnell Pharmaceuticals Holdings, Ltd

Item 1(b)	Address of Issuer’s Principal Executive Offices:

Unit 4, Century Estate
476 Gardeners Road
Alexandria 2015 NSW
Australia

Item 2(a)	Name of Person Filing:

Alan R. Bell

Item 2(b)	Address of Principal Business office or, if none, Residence:

Unit 10
93-95 Ocean Street
New South Wales
Woollahra 02025
Australia

Item 2(c)	Citizenship:

Australia

Item 2(d)	Title of Class of Securities:

Ordinary Shares

Item 2(e)	CUSIP No.:

Q73622104

Item 3	If this statement is filed pursuant to §§240.

N/A

Item 4	Ownership

(a) Amount beneficially owned:

5,226,432

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CUSIP No.	Q73622104	13G

Alan R. Bell, as an individual, is the holder of two (2) ordinary shares and holds sole dispositive and voting authority over such shares. Five million two hundred twenty-six thousand four hundred thirty (5,226,430) ordinary shares (the “Pinehill Shares”) are owned by Pinehill Pty Ltd (a foreign entity, equivalent to a United States corporation), as sole trustee of the Bell Family Trust. Alan R. Bell is the sole director of Pinehill Pty Ltd and thus exercises the sole right to direct the voting and disposition of the Pinehill Shares.

(b) Percent of class:

39.3%

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote or to direct the vote:

5,226,432

(ii) Shared power to vote or to direct the vote:

0

(iii) Sole power to dispose or to direct the disposition of:

5,226,432

(iv) Shared power to dispose of or direct the disposition of:

0

Item 5	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Alan R. Bell, as an individual, is the holder of two (2) ordinary shares and holds sole dispositive and voting authority over such shares. Five million two hundred twenty-six thousand four hundred thirty (5,226,430) ordinary shares (the “Pinehill Shares”) are owned by Pinehill Pty Ltd (a foreign entity, equivalent to a United States corporation), as sole trustee of the Bell Family Trust. Alan R. Bell is the sole director of Pinehill Pty Ltd and thus exercises the sole right to direct the voting and disposition of the Pinehill Shares.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

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CUSIP No.	Q73622104	13G

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certifications:

Not applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 11, 2016

/s/ Alan R. Bell
Alan R. Bell

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